THIS MANAGEMENT SERVICES AGREEMENT is made effective as of the 15th day of August, 2008.

BETWEEN:

NWT URANIUM CORP., a corporation existing under the laws of the Province of Ontario

(the "**Corporation**")

OF THE FIRST PART;

- and -

REANANAREE CONSULTING SERVICES, a corporation existing under the laws of Canada

("**RCS**")

OF THE SECOND PART;

- and -

JOHN P. LYNCH

("**John**")

OF THE THIRD PART.

WHEREAS the Corporation wishes to engage the services of RCS to provide the services set out in Exhibit "A" attached hereto (the "**Services**");

AND WHEREAS, in the course of the provision of services to the Corporation, RCS will provide to the Corporation the services of John;

AND WHEREAS RCS wishes to provide the services of John to the Corporation on the terms and conditions set forth below, and John is willing to make his services available to the Corporation in accordance with such terms and conditions;

NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto hereby agree as follows:

1. **Management Services**. Effective as of the 15th day of August, 2008, the Corporation hereby agrees to retain RCS as a consultant to render the Services, subject to and in accordance with the terms and provisions hereof. RCS agrees to provide to the Corporation and its subsidiaries, its services, including those of John. John agrees to perform such duties set out herein for and on behalf of RCS. Each of RCS and John

represents and warrants to the Corporation that it and he, respectively, has the required skills and experience to perform the Services.

2. **Duties**. John shall serve as the President and Chief Executive Officer of the Corporation under the direction of the board of directors of the Corporation, faithfully and to the best of his ability perform the duties and responsibilities as are customarily undertaken by a President and Chief Executive Officer of a corporation engaged in a business of comparable size and type to that engaged in by the Corporation. RCS agrees that it will, and John agrees to perform his duties, efficiently and effectively and shall provide the necessary time to effectively carry out the Services which the parties anticipate will be required on a full-time basis. Nothing in this Agreement shall prevent John from (i) devoting reasonable time to charitable, community, industry or professional activities, or (ii) participating in, or serving on, the governing body of any civic, community or charitable organization with which he may become involved.

During the term hereof, the Corporation will use its best efforts to cause John to be nominated each year for election to the board of directors of the Corporation.

3. **Term of Agreement**. The term of this Agreement shall commence as of the date hereof and shall continue until terminated as provided for in Section 9 herein.

4. **Compensation**. As full consideration for performance of the Services hereunder, the Corporation shall pay to RCS (at such times as may be agreed by the parties), an annual management fee in the amount of Cdn.$199,992 plus GST (subject to any annual increases, if any, as determined by the board of directors of the Corporation) (the "**Annual Management Fee**").

At the discretion of the board of directors of the Corporation, RCS shall be considered for an annual bonus (the "**Bonus**"), which target level shall be a minimum of one hundred percent (100%) and a maximum of four hundred percent (400%) of the Annual Management Fee. RCS' eligibility to receive a Bonus shall be based on the Corporation obtaining a property interest in connection with which a bankable feasibility study has been generated, the financial performance of the Corporation, RCS' performance and the achievement of certain objectives set for it by the board of directors of the Corporation from time to time. Any Bonus RCS shall be entitled to shall be paid within sixty (60) days of the calendar year for which the Bonus was awarded.

In addition, John will be entitled to such grants of stock options pursuant to the terms of the Corporation's stock option plan as are determined by the board of directors, in their sole direction, on the annual anniversary of this Agreement or sooner, if the board so elects.

All amounts payable to RCS under this Agreement shall not be subject to any income or employment tax or other withholding. RCS shall be solely responsible, as an independent contractor, for all taxes, assessments, contributions under federal and state unemployment compensation insurance, social insurance and workers' compensation, and the other expenses attributable to the furnishing of the Services hereunder.

5. **Business Expenses**. The Corporation shall reimburse RCS for all direct expenses, charges and other liabilities incurred by RCS, its officers, directors, agents and employees (including John) in the performance of the Services, upon the receipt by the Corporation of supporting documentation for such expenditures. Such expenses shall include travel expenses incurred in connection with the performance of the Services and, in that regard, John shall be entitled to round trip business or first class airline tickets and first class accommodations. Such reimbursements shall be made within thirty (30) days of the submission of appropriate evidence of such payments.

RCS shall be entitled to receive a vehicle allowance in the amount of Cdn.$1,500 per month (on a fully grossed-up, tax neutral basis).

The Corporation shall reimburse RCS and/or John for expenses related to tax planning and related assistance up to a maximum of Cdn.$5,000 per year (on a fully grossed-up, tax neutral basis).

6. **Relocation**. In the event that it is necessary for John to relocate at the Corporation's direction from Toronto, Ontario, the Corporation shall provide John (on a fully grossed-up, tax neutral basis) directly or through reimbursement (as determined in the Corporation's reasonable discretion) the following relocation and housing benefits:

(i) a comparable residence to that which he has in Toronto, Ontario and other reasonable costs associated with such residence; and

(ii) monthly business or first class air travel between the re-location and Toronto, Ontario.

The Corporation shall pay for all reasonable costs related to obtaining and maintaining John's permanent resident status should he be required to relocate in accordance with the foregoing.

7. **Indemnity Agreement and D&O Insurance**. The Corporation and John shall enter into an indemnity agreement, in form satisfactory to each party. In addition, during the term hereof, the Corporation shall provide John (including his heirs, executors and administrators) with coverage under the Corporation's directors' & officers' liability insurance policy, at the Corporation's expense.

8. **Compliance with Law and Corporate Policy**. In the performance of the Services hereunder, RCS and John shall comply with and observe all applicable laws, regulations and orders of any proper authority having jurisdiction over the Corporation, together with all corporate policies of the Corporation in effect from time to time that relate to the provision of the Services.

9. **Termination**. RCS and John shall have the right to terminate this Agreement at any time by giving to the Corporation thirty (30) days' written notice of termination.

The Corporation shall have the right to terminate this Agreement at any time by (i) giving to RCS and John thirty (30) days' prior written notice of termination, or (ii) if this Agreement is terminated by the Corporation for Just Cause, immediately upon written notice.

In addition, this Agreement shall automatically terminate on the death of John.

If this Agreement is terminated by the Corporation other than for Just Cause or following a Change of Control (as hereinafter defined), the Corporation shall, within two (2) months following the date of termination, pay to RCS a lump sum payment (the "**Settlement Payment**") in the amount of:

(i) one and one half (1.5) times the Annual Management Fee; and

(ii) an amount equal to one and one half (1.5) times the amount of the Bonus RCS received in respect of the calendar year prior to the date of termination,

provided that, should RCS not have received a Bonus for the calendar year prior to the date of termination, then RCS shall receive an amount equal to two (2) times the Annual Management Fee, other than as set forth below in this Section 9, the foregoing shall be in complete satisfaction of any amounts due to John and/or RCS as a result of the termination of this Agreement.

For the purposes hereof, "**Just Cause**" means any circumstance which, at common law, would permit the Corporation to terminate the employment of John without notice (as if he were an employee) and, without limiting the generality of the foregoing, includes:

(i) the conviction of John or a plea of guilty by John, whether or not appeal has be taken, of any crime involving personal dishonesty, moral turpitude or wilfully violent conduct; or

(ii) the wilful and material violation of the Corporation's published policies and procedures, where such conduct results in substantial harm to the Corporation.

In the event that a Change of Control occurs and RCS' fee with the Corporation hereunder is contemporaneously or subsequently terminated by the Corporation within twelve (12) months of the Change of Control, the Corporation shall, within two (2) months following the date of termination, pay to RCS a lump sum payment (the "**Change of Control Payment**") in the amount of:

(i) one and one half (1.5) times the Annual Management Fee; and

(ii) an amount equal to one and one half (1.5) times the amount of the Bonus RCS received in respect of the calendar year prior to the date of termination,

provided that, should RCS not have received a Bonus for the calendar year prior to the date of termination, then RCS shall receive an amount equal to two (2) the Annual Management Fee. Other than as set forth below in this Section 9, the foregoing shall be in complete satisfaction of any amounts due to RCS and/or John as a result of the termination of this Agreement.

In the event that a Change of Control occurs and RCS and John, in their absolute and unfettered discretion, elect, within six (6) months of the date of a Change of Control, to terminate their fee hereunder, then the Corporation agrees to pay to RCS the Change of Control Payment on the day after the six-month anniversary of the date of termination. Other than as set forth below in this Section 9, the foregoing shall be in complete satisfaction of any amounts due to RCS and/or John as a result of the termination of this Agreement.

For the purposes hereof, "**Change of Control**" means:

(i) where a person or group of persons acting in concert acquires ownership or control of that percentage of the outstanding shares of the Corporation carrying voting rights which confer on the holder or holders thereof the right to elect at least the majority of the board of directors of the Corporation;

(ii) where more than twenty decimal one percent (20.1%) of the voting shares are acquired by a person, or group of persons, who were not shareholders of the Corporation as of the effective date of this Agreement through a single transaction or series of transactions;

(iii) where less than a majority of the nominees of the Corporation are elected to the board of directors of the Corporation at any shareholders' meeting at which an election of directors takes place;

(iv) the sale, lease or transfer of all or substantially all of the Corporation's assets to any other person;

(v) the entering into of a merger, amalgamation, arrangement or other reorganization by the Corporation with another unrelated corporation; or

(vi) where any two of the directors in place as of June 30, 2008 are removed from the board of directors of the Corporation.

In the event RCS' agreement hereunder is terminated by the Corporation for Just Cause or following a Change of Control as contemplated herein, all outstanding and non-vested equity interests held by John in the Corporation, including, but not limited to, stock options, shall fully vest and become exerciseable as of the date of termination of this Agreement.

Notwithstanding the preceding paragraphs of this Section 9, in the event of termination of this Agreement for any reason, the Corporation shall pay to RCS the compensation specified in Section 4, GST thereon and reimbursement of business expenses, in each case, through the date of such termination. All other obligations of RCS and John hereunder shall cease as of the date of such termination, provided that any such termination shall not affect those rights of the parties hereto which have accrued prior to the date of termination and shall not relieve any party from its obligations, which may have arisen during the term hereof.

10. **Non-Competition and Non-Solicitation.**

During the term of this Agreement and for a period of twelve (12) months thereafter, each of RCS and John shall not, on its or his own behalf or on behalf of or in connection with any person, without the prior written consent of the Corporation, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor,

licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any corporation, cooperative, partnership, trust, unincorporated association or otherwise:

(i) carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavour, activity which competes directly with the Business;

(ii) offer its or his services to or participate in any way with any person which competes directly with the Business; or

(iii) solicit or intend to solicit, interfere with or endeavour to procure, recruit, entice or advise the Corporation's employees away from the Corporation for any reason, including, but not limited to, other employment opportunities existing or contemplated and within the knowledge of RCS or John.

For the purposes hereof, the "**Business**" means the acquisition, exploration and development of mineral resources properties with a focus on uranium.

Nothing in this Agreement shall prevent or prohibit RCS or John from owning directly or indirectly an interest constituting not more than five percent (5%) of the outstanding debt or equity in a corporation whose shares are traded on a recognized stock exchange or in the over-the-counter market, even though that corporation may be a competitor of the Corporation or any of its subsidiaries.

(b) Reasonableness of Restrictions

Each of RCS and John hereby agrees that all restrictions in this Agreement are necessary and fundamental to the protection of the business of the Corporation and are reasonable and valid, and all defences to the strict enforcement thereof by the Corporation are hereby waived by each of RCS and John.

(c) Injunction

RCS and John hereby agree that a violation of this Section 10 will result in immediate and irreparable damage to the Corporation. Without intending to limit the remedies available to the Corporation, each of RCS and John acknowledges that damages at law would be an insufficient remedy to the Corporation in view of the irreparable harm which the Corporation would suffer if RCS or John should violate the terms of this Section 10, and RCS and John each agree that the Corporation may apply for and have injunctive relief in any court of competent jurisdiction specifically to enforce any such covenants upon the breach of any such provisions or otherwise specifically to enforce any such covenants.

(d) Remedies

In the event of any breach of any provision of this Agreement, including, without limitation, this Section 10, the non-breaching party shall be entitled to seek a decree of specific performance thereof against the breaching party or such relief by way of restraining order, injunction or otherwise as may be appropriate to ensure compliance with the provisions of this Agreement. Such remedies, however, shall be cumulative and non-exclusive and shall be in addition to any other remedy to which the parties may be entitled.

11. **Confidentiality; Return of Company Data.**

(a) Confidentiality Obligation

Each of RCS and John will keep all Confidential Information confidential and will not disclose any Confidential Information to any person or use any Confidential Information except as permitted by this Agreement. "**Confidential Information**" means all information relating to the business, operations, assets, liabilities, plans, prospects and other affairs of the Corporation, in whatever form. Confidential Information includes all information on clients, customers, consumers, suppliers, distributors, consultants, agents and dealers; employees, compensation and employment records; pricing, costs and budgets; contracts; research and development activities; trade secrets, know-how, technology, inventions, algorithms, prototypes, designs, drawing and sketches; computer data, files, tapes, disks, programs and the information contained therein; sales or marketing techniques or plans; operations and service manuals; business, statistical and technical data, reports, records and files; procedures, processes, proposals and plans; formulae, financial information and projections; business and legal information and communications, mail, notes, correspondence, discussions and memoranda.

(b) Confidentiality Exceptions

The restrictions set out in the preceding paragraph do not apply to Confidential Information or any part of it that: (i) is or becomes generally available to the public; (ii) is required to be disclosed by law (including applicable securities law and/or stock exchange rules and policies); or (iii) is permitted in writing to be disclosed by the Corporation.

(c) Injunctive Relief

Each of RCS and John acknowledges that disclosure of any Confidential Information in contravention of this Section 11 may cause significant and irreparable harm and that remedies at law may be inadequate to protect against a breach of this Section 11. Accordingly, each of RCS and John agrees that the Corporation shall be entitled, in addition to any other relief available to it, to the granting of injunctive relief without proof of actual damages or the requirement to establish the inadequacy of any of the other remedies available to it. Each of RCS and John covenants not to assert any defence in proceedings regarding the granting of an injunction or specific performance based on the availability to the Corporation of any other remedy.

(d) *Return of Company Data*

All records, data, files, customer lists, drawings, documents, models, equipment and the like relating to the Corporation's business (collectively, "**Company Data**") which John or RCS shall prepare or use or come into contact with shall be and remain the Corporation's sole property and shall not be removed from the premises without the Corporation's prior written consent, except as required in the course of the provision of the Services hereunder. Upon expiry or termination of this Agreement, RCS and John shall return any and all copies of such Company Data and shall forego access to all Company Data other than data relating to reimbursement of expenses.

12. **Reservation.** Nothing in this Agreement shall be construed as obligating the Corporation to utilize the services of RCS or John or restricting the Corporation from utilizing the similar services of any other party.

13. **Relationship of the Parties**. Each of RCS and John is an independent contractor of the Corporation for all purposes. Nothing in this Agreement shall be deemed to constitute a partnership or joint venture between the Corporation and RCS and/or John.

14. **Notices.** Any notice required or permitted to be given hereunder shall be in writing and shall be sufficiently given if hand delivered or if mailed by prepaid registered mail addressed to the other party at the following addresses or to such other addresses as the parties may advise each other from time to time in writing.

If to the Corporation:

70 York Street
Suite 1102
Toronto, Ontario
M5J 1S9

If to RCS or John:

125 The Queensway

Unit B2-11

Etobicoke, Ontario

M8H 1H6

Any notice shall be deemed to have been received by the parties (a) if hand delivered on the date of delivery, or (b) if mailed on the fourth business day following the date of mailing, provided that in the event of disruption of the postal system for any reason whatsoever that notice shall only be sufficiently delivered by hand.

15. **Headings**. The section headings in this Agreement are for reference purposes only and shall not affect in any way the meaning of interpretation of this Agreement.

16. **Entire Agreement**. This Agreement (together with the Exhibits attached hereto) represents the entire understanding and agreement concerning the Services to be provided hereunder. Each of the parties shall from time to time and, at all times, do all further acts and execute and deliver all such farther documents and assurances, as may be reasonably required, in order to fully perform and carry out the terms of this Agreement.

17. **Waiver**. The failure or delay of any party to insist, in any one or more instances, upon performance of the terms or conditions of this Agreement shall not be construed as a waiver or a relinquishment of any right granted hereunder or of the future performance of any such term, covenant or condition.

18. **Severability**. Each provision of this Agreement is declared to constitute a separate and distinct covenant and to be severable from all such separate and distinct covenants. Without limiting the generality of the foregoing, in the event that any provision shall be held to be invalid or unenforceable for any reason whatsoever, it is agreed that such invalidity or unenforceability shall not affect any other provision of this Agreement and the remaining covenants, restrictions and provisions hereof shall remain in full force and effect and any court of competent jurisdiction may so modify the objectionable provision so as to make it valid, reasonable and enforceable.

19. **Amendment**. This Agreement may be amended only by an agreement in writing signed by all of the parties.

20. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and the parties hereto hereby irrevocably attorn to such jurisdiction.

21. **Benefit**. This Agreement shall be binding upon and enure to the benefit of and shall be enforceable by and against the Corporation and its successors and assigns, RCS and its successors and assigns, and John and his heirs, beneficiaries and legal representatives. It is agreed that the rights and obligations of RCS and John may not be delegated or assigned without the consent of the Corporation, except that RCS may assign its rights and obligations to a corporation which is controlled by John, without the consent of the Corporation but upon notice to the Corporation.

22. **Time**. Time shall be of the essence of this Agreement and every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

23. **Further Assurances**. The parties hereto shall sign such further and other documents, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

24. **Counterparts**. This Agreement may be executed in one or more counterparts, by original or facsimile signature, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement and notwithstanding the date of execution shall be deemed to be executed on the date first above mentioned.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NWT URANIUM CORP.

Per: ______________________

David Subotic
Authorized Signing Officer

REANANAREE CONSULTING SERVICES

Per: ______________________

John P. Lynch
Authorized Signing Officer

____
Witness

____
John P. Lynch

EXHIBIT "A"
Scope of Services

RCS will provide the following services to the Corporation:

(a) formulating long-term policies, planning and long-term organization goals of the Corporation;

(b) working with government officials to implement the development of natural resources;

(c) government relations;

(d) assisting in raising the funds required for the Corporation;

(e) assisting with the recruiting of well-established senior individuals to the executive team who can assist the Corporation with its projects;

(f) reporting on the Corporation's activities and progress to the board of directors of the Corporation;

(g) making presentations to professional conferences, various forums to investors, brokers, and financial planners and media; and

(h) such other management and financial advisory services as well as general advice of a strategic nature as are requested by the Corporation from time to time.